July 17, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-3561

ATTN:  William Choi, Branch Chief

RE: Form 10-KSB for the Fiscal Year Ended September 30, 2006; Forms 10-QSB for the Fiscal Quarters Ended December 31, 2006
         and March 31, 2007;
       Comment Letter Dated May 21, 2007 and Response Letter Dated
         June 4, 2007;
       Comment Letter Dated June 21, 2007 and Response Letter Dated
         July 12, 2007;
       File No. 0-13757


Dear Mr. Choi:

In our discussion with you, Regina Balderas and Scott Ruggiero of the SEC's Staff on July 16, 2007, it was concluded that others at the SEC would be consulted in considering our response to the Staff's inquiry. As a result, we believe it would be appropriate to supplement our prior response with additional support for our position in this letter.

In our discussion on July 16, 2007, we were informed that the Staff's position was that the deferred tax asset should be subject to a 100% allowance principally because, in the absence of any significant use of either of the claimed tax strategies, the history of eight successive operating losses constituted compelling negative evidence (such as described by way of examples in paragraph 23 of SFAS 109) that the strategies were neither plausible nor feasible.

We pointed out (albeit more briefly than in this communication) that paragraph 23 of SFAS 109 states only that a conclusion as to the absence of a need for a valuation allowance is only difficult, but not precluded, in the presence of one or more of the examples of negative evidence contained therein. We believe one must weigh all the evidence, and as paragraph 24 states, on the other hand, among the examples of positive evidence that might support a conclusion that an allowance is not necessary is an "excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset." In this case the appreciation in the assets (related to either of the strategies mentioned in our response) is so significant and assured as to make the prospect of future profitable operations (and the history of operating losses) virtually irrelevant. This is the basis of the conclusion that, in the circumstances, at least some portion of our deferred tax asset need not be subject to an allowance.

We also pointed out that the Staff's position that the tax strategy is not plausible nor feasible because it has not been exercised is in direct contradiction to the language and apparent spirit of the standard. A tax-planning strategy is defined in paragraph 289 as "an action ... that meets certain criteria(paragraph 22) and that would be implemented to realize a tax benefit for an operating loss or tax credit carryforward before it expires. [emphasis added]" Paragraph 22 describes such actions as those "that (a) are


Mr. William Choi
Securities and Exchange Commission
July 17, 2007
Page 2

prudent and feasible, (b) an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused (repeated in paragraph 246), and (c) would result in realization of deferred tax assets. This is reinforced in paragraph 106, which states:

    "A tax-planning strategy, as that term is used in this Statement, is a possible source of taxable income that must be considered only in determining the amount of valuation allowance required. It is an action that an enterprise ordinarily might not implement but would implement, if necessary, to realize a tax benefit for an operating loss or tax credit carryforward before it expires. The existence of a tax-planning strategy demonstrates that a valuation allowance is not needed for some portion or all of a deferred tax asset."

It is clear that there is no requirement anywhere in the standard that the strategy be actually employed in the short-term, as expressed by the Staff, or at any time prior to the imminent expiration of the net operating loss carryforward that is the source of the deferred tax asset, in this case 12 years in the future.

Paragraph 22 of the standard requires only that the strategy be prudent and feasible, which terms are not defined precisely but rather described in the negative in paragraph 122 as, if not prudent, "management probably would not do it" and if not feasible, "management does not have the ability to do it." (SFAS 109 does not use the term plausible, as did the Staff in its letter of May 21, 2007.) Paragraph 246a suggests that for a strategy to be prudent and feasible, management must "expect to do so unless the need is eliminated in future years." (Note that the strategy is the same action as was taken many years ago in a lesser amount.) But there is no implied limit on how many future years may pass before management would need to implement the strategy except that it must expect to do so before the carryforward is allowed to expire (in this case, 12 years). In fact, there is no suggestion in SFAS 109 that management has any obligation to prove the prudence and feasibility of a strategy by actually implementing it in the near term when there is no impending risk of loss of the carryforward. Since there is no significant barrier to prevent implementation of the strategy whenever necessary, management would not allow any significant portion of the carryforward to expire, and therefore, there is no question as to its prudence and feasibility, thus making realization of the net recorded tax asset more likely than not.

We hope that this supplement to our prior response is helpful in your deliberations and discussions with others within the SEC regarding this subject.

Thank you in advance for your considerations.

Sincerely,

/s/Rod Lynam
------------
Rod Lynam
Treasurer